Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                    Vasogen Announces $17 Million Bought Deal

Toronto, Ontario (May 7, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has entered into an underwriting agreement on a bought deal basis with a syndicate led by Research Capital Corporation for the issuance and sale of 3.5 million common shares at a price of $4.85 per share, for total gross proceeds of approximately $17 million. Vasogen will today file a preliminary short form prospectus in the Provinces of Ontario, Quebec, Alberta, and British Columbia in connection with the offering. Closing is scheduled to take place on or about May 28, 2002.

The underwriter may, up to 48 hours prior to closing, increase the size of the issue by an additional 1.65 million common shares at the same price.

Vasogen has granted the underwriter an over-allotment option, exercisable until 30 days following closing, to purchase up to an additional 15% of the number of common shares issued on closing on the same terms and conditions noted above. The Company has also granted the underwriter a compensation option, exercisable until November 24, 2003, to acquire 250,000 common shares at $5.00 per share.

"On February 28, 2002, Vasogen released positive clinical results in advanced congestive heart failure patients (NYHA Class III & IV), which have positioned the Company to accelerate development timelines in this indication by as much as two years," said David Elsley, President and CEO of Vasogen. "Based on these successful results, Vasogen intends to pursue an accelerated timetable for a CHF pivotal trial in support of marketing approval. This deadly condition affects 5 million Americans and costs the healthcare system more than $34 billion annually."

The net proceeds of the offering together with current cash resources will be used to fund accelerated clinical development in congestive heart failure, as well as the Company's ongoing research and development programs and general operations. Vasogen's cash position at April 30, 2002, taking into account the net proceeds of the 3.5 million common share issue, is projected to be approximately $45 million.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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